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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Gateway Bancshares, Inc.
(Name of Subject Company (Issuer))

Gateway Bancshares, Inc.—Issuer
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock
(Title of Class of Securities)

36-7583101
(CUSIP Number of Class of Securities)

Robert Peck
Gateway Bancshares, Inc.
5102 Alabama Highway
P.O. Box 129
Ringgold, Georgia 30736
(706) 965-5500
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Kathryn L. Knudson
M. Todd Wade
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Sixteenth Floor
Atlanta, Georgia 30303
(404) 572-6600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$1,949,200	$158.00

    *
    For purposes of calculating the fee only. This amount assumes the purchase of 110,000 shares of common stock at the maximum offer price of $17.72 per share.

    **
    Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT

        This amendment amends the Tender Offer Statement on Schedule TO filed by Gateway Bancshares, Inc., a Georgia corporation ("Gateway"), in connection with its tender offer to purchase up to 110,000 shares of its common stock at a price of $17.72 per share in a tender offer. The offer is subject to the conditions set forth in the Offer to Purchase, dated April 30, 2003, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits 1 and 2, respectively.

        This Amendment No. 1 amends Item 4 of the Tender Offer Statement on Schedule TO, filed previously by Gateway.

Item 4. Terms of the Transaction.

        The expiration date of the offer is midnight, Eastern time on May 30, 2003. Amendments to the offer may be made at any time and from time to time effected by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced date of the expiration of the offer. For purposes of the offer, "business day" means any day other than Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

        Unless Gateway accepts tendered shares for payment before midnight, Eastern time, on June 27, 2003, tendering shareholders may withdraw their shares any time after June 27, 2003.

        No statement made in connection with this offer is given protection pursuant to The Private Securities Litigation Reform Act of 1995.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2003

GATEWAY BANCSHARES, INC.
By:	/s/ ROBERT PECK Robert Peck President

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TENDER OFFER STATEMENT
  Item 4. Terms of the Transaction.
SIGNATURE